TELEPHONE AND DATA SYSTEMS, INC.

8401 Greenway Boulevard

Middleton, Wisconsin 53562

(608) 664-8300

March 18, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Telephone and Data Systems, Inc. – Preliminary Proxy Statement -Contested

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, on behalf of Telephone and Data Systems, Inc. (the “Company”), transmitted herewith is a Schedule 14A Information cover sheet and preliminary copies of the notice of annual meeting, proxy statement and forms of proxy cards to be furnished to the shareholders of the Company in connection with its annual meeting of shareholders desired to be held on May 22, 2014.  The Company desires to finalize and print definitive materials in order to permit a mailing on or about the week of April 14, 2014.

The Company is submitting this preliminary proxy statement as a type PREC14A because GAMCO Asset Management Inc. has delivered notice to the Company that it intends to nominate two persons to the Board of Directors in opposition to nominees of the Company’s Board of Directors.

If you have any questions or comments, please contact the Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939 (collect).

Very truly yours,

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ Michelle Brukwicki
Michelle Brukwicki
Director – Accounting and Reporting